National Instrument 51-102 Continuous Disclosure Obligations
Report of Voting Results
INTEROIL CORPORATION
(the “Corporation”)
Meeting: Annual and Special Meeting of Shareholders
Date: June 9, 2006
Manner of Voting: All votes by show of hands.
1. Election of directors of the Corporation.

	Votes For	Votes Withheld
Gaylen Byker	16,692,918	442,483
G. Michael Folie	13,146,653	2,988,748
Roger Grundy	17,509,832	433,267
Phil E. Mulacek	24,171,527	418,208
Edward Speal	16,878,808	256,593
Christian Vinson	23,369,690	268,711
Outcome of Vote: All nominated directors were elected.
2.	The appointment of PricewaterhouseCoopers, chartered accountants, as auditors of the Corporation and allowing the directors to fix the remuneration to be paid to the auditors.

Votes For	Votes Against
20,393,051	234,497
Outcome of Vote: PricewaterhouseCoopers appointed as auditors.
3. The approval of the InterOil Corporation 2006 Stock Incentive Plan.

Votes For	Votes Against
9,671,923	2,142,058
Outcome of Vote: The InterOil Corporation 2006 Stock Incentive Plan was approved.
/s/ Tom Donovan
Tom Donovan, Chief Financial Officer